UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

EVOKE PHARMA, INC.

(Name of Subject Company (Issuer))

QOL-EOS MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

QOL MEDICAL, LLC

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value

(Title of Class of Securities)

30049G302

(CUSIP Number of Class of Securities)

Matthew L. Wotiz

QOL Medical, LLC

3405 Ocean Drive

Vero Beach, Florida 32963

(866) 469-3773

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to:

John C. Connery Jr.

Roland S. Chase

Hill Ward Henderson

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 17, 2025, as amended on December 8, 2025 by Amendment No. 1 to Tender Offer Statement on Schedule TO (“Amendment No. 1”) (as so amended, together with any subsequent amendments or supplements thereto, “Schedule TO”) by (i) QOL-EOS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (“Evoke”), at a price of $11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2025, and as amended by Amendment No. 1 (as so amended, together with any subsequent amendments or supplements thereto, “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended by this Amendment.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at one minute past 11:59 p.m., New York City time, on December 15, 2025 (such date and time, the “Offer Expiration Time”), and the Offer was not extended. The Depositary has advised that, as of the Offer Expiration Time, a total of 1,164,862 Shares were validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 67.63% of the Shares outstanding as of immediately prior to the Offer Expiration Time.

As of the Offer Expiration Time, the number of Shares validly tendered pursuant to the Offer and not validly withdrawn satisfied the Minimum Condition, and all other conditions to the Offer had been satisfied. Promptly following the Offer Expiration Time, Purchaser irrevocably accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Following acceptance for payment of the Shares, on December 17, 2025, Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, without a meeting of the Company’s stockholders and without a vote or any further action by the Company’s stockholders.

The Shares ceased to trade on Nasdaq prior to the opening of business on December 17, 2025 and are being delisted. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On December 17, 2025, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(B) hereto, and incorporated herein by reference.”

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by QOL Medical, dated December 17, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

QOL-EOS Merger Sub, Inc.

By:	/s/ Matthew Wotiz
	Name:	Matthew Wotiz
	Title:	Secretary

QOL Medical, LLC

By:	/s/ Matthew Wotiz
	Name:	Matthew Wotiz
	Title:	Vice President, Business Development

Date: December 17, 2025